

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Henry A. Fernandez
Chairman, Chief Executive Officer and
        President
MSCI Inc.
One Chase Manhattan Plaza, 44th Floor
New York, NY 10005

  Re: **MSCI Inc.**
    Form 10-K for Fiscal Year Ended December 31, 2011
    Filed on February 29, 2012
    File No. 001-33812

Dear Mr. Fernandez:

  We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ Stephen G. Krikorian

          Stephen G. Krikorian
          Accounting Branch Chief